# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Priority Technology Holdings, Inc., CIK 0001653558
CUSIP: 74275G107
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 2001 Westside Parkway, Suite 155, Alpharetta, Georgia (GA), 30004
Date of event which requires filing of this statement: 11/09/2025
Filed by CIK 0001746475
Persons authorized to receive notices and communications: Thomas C. Priore, c/o Priority Technology Holdings, Inc., 2001 Westside Parkway, Suite 155, Alpharetta, Georgia (GA), 30004, (800) 935-5961

## Reporting persons
- Thomas C. Priore (CIK 0001746475): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 33,919,486; shared voting power 12,500,000; sole dispositive power 33,919,486; shared dispositive power 12,500,000; aggregate amount beneficially owned 46,419,486 (56.7% of the class)
  Comment: ITEM 13 Calculated based on 81,871,568 shares of common stock of the Issuer outstanding as of October 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Priority Technology Holdings, Inc.
Address of issuer's principal executive offices: 2001 Westside Parkway, Suite 155, Alpharetta, Georgia (GA), 30004
Comment: This Amendment No. 5 ("Amendment No. 5") is being filed by Thomas C. Priore (the "Reporting Person") and amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on July 25, 2018 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D filed with the SEC on August 21, 2019 ("Amendment No. 1"), Amendment No. 2 to the Original Schedule 13D filed with the SEC on November 19, 2019 ("Amendment No. 2"), Amendment No. 3 to the Original Schedule 13D filed with the SEC on April 6, 2020 ("Amendment No. 3"), and Amendment No. 4 to the Original Schedule 13D filed with the SEC on June 21, 2024 ("Amendment No. 4") and, together with the Original Schedule 13D, (the "Schedule 13D"). The Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 5. Capitalized terms used herein and not otherwise defined in this Amendment No. 5 have the meanings set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented to add the following:

On November 9, 2025, Thomas Priore sent a letter (the "Letter") to the Issuer proposing to acquire 100% of the Issuer's outstanding equity interests for a purchase price in the range of $6.00 to $6.15 per share in cash (the "Proposed Transaction"). The Proposed Transaction would be funded through a combination of equity and new debt financing obtained by the buyer entity. Closing of the Proposed Transaction would not be subject to a financing contingency. Entry into the Proposed Transaction is contingent on execution of a mutually acceptable definitive agreement with terms and conditions customary for transactions of this type, and will be subject to customary closing conditions, including the receipt of all required regulatory and governmental approvals. The foregoing summary of the Letter is not intended to be complete and is qualified in its entirety by reference to the full text of the Letter, which is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

No assurances can be given that the Proposed Transaction will be consummated. No legally binding obligation with respect to the Proposed Transaction will arise unless and until the relevant parties enter into mutually acceptable definitive documentation. This Schedule 13D is not an offer to purchase or a solicitation of an offer to sell any securities.

The Reporting Person intends to engage in discussions with the Issuer regarding the Proposed Transaction. The Reporting Person may change the terms of the Proposed Transaction, determine to accelerate or terminate discussions with the Issuer with respect to the Proposed Transaction, withdraw the proposal described in the Letter or any other proposal with respect to the Proposed Transaction, take any action to facilitate or increase the likelihood of consummation of the Proposed Transaction, or change his intentions with respect to any such matters, in each case at any time and without prior notice. The Reporting Person reserves the right to, directly or indirectly, take such additional steps as he may deem appropriate to further the Proposed Transaction or otherwise to support his investment in the Issuer, including, without limitation: (a) engaging in discussions with other shareholders, potential sources of financing, advisors and other relevant parties; and (b) entering into confidentiality arrangements, financing commitments, and other agreements, arrangements and understandings in connection with the Proposed Transaction.

The Proposed Transaction may result in one or more of the actions specified in clauses (a) to (j) of Item 4 of Schedule 13D, including, without limitation, the acquisition of additional securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, the delisting of the Common Shares and the Nasdaq Capital Market and the Common Shares becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

The Reporting Person intends to review his investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position, results and strategic direction, actions taken by the Issuer's management and the Board, price levels of the Common Stock and other investment opportunities available to the Reporting Person, the Reporting Person may in the future take such actions with respect to his investment in the Issuer as he deems appropriate, including, without limitation, acquiring additional shares of Common Stock and/or other equity or other securities of the Issuer or disposing of some or all of the securities beneficially owned by him in public market or privately negotiated transactions and/or otherwise changing his intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover page to this Amendment No. 5 for the aggregate number of shares of Common Stock and percentages of the Common Stock beneficially owned by the Reporting Person. The percentages used in this Amendment No. 5 are calculated based upon 81,871,568 shares of Common Stock of the Issuer outstanding as of October 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Amendment No. 5 for the number of shares of Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: There have been no transactions in the Common Stock effected during the past 60 days by the Reporting Person.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 - Letter, dated November 9, 2025.

## Signatures
- Thomas C. Priore: /s/ Thomas C. Priore, Thomas C. Priore (11/10/2025)